

New York Stock Exchange
11 Wall Street
New York, NY 10005

February 11, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the
following securities of Prologis Euro Finance LLC, guaranteed by Prologis, L.P. under
the Exchange Act of 1934.

- 0.375% Notes due 2028
- 1.000% Notes due 2035
- Floating Rate Notes due 2022

Sincerely,